October 21, 2025

From the Desk of Gerald Haddock
Executive Chairman & CEO, Silver Star Properties REIT

Dear Silver Star Shareholders,

To keep you fully informed, I am providing you with the direct responses to debunk Hartman’s statements in his letter of October 14, 2025 – see our responses below in red. Hartman’s letter and his statements display a continuation of why we are tied up in state court of Maryland. Thank you for the opportunity to provide clarity and ensure that shareholders are fully informed.

If you haven’t yet voted, please do so today. Your vote is your voice, and your voice is what keeps Silver Star strong. You can vote at https://web.viewproxy.com/silverstarreit/2025.

I remain personally committed to ensuring transparency, accountability, and fairness in every step of this process. I’ve made myself available to any shareholder who wishes to speak with me directly — because this company belongs to you, and you deserve clear, direct answers.

If you would like a personal phone call, please reach out to investorrelations@silverstarreit.com or call 877-734-8876. I will take your call.

Thank you again for your continued trust and partnership as we move forward. I have spent my career believing in accountability, ethics, and the responsibility we hold to those who invest their hard-earned money. That commitment is unwavering.

Together, we are building a stronger, more transparent, and more valuable company for all shareholders.

With appreciation,

Gerald W. Haddock
Chairman & CEO, Silver Star Properties REIT

HARTMAN’S LETTER WITH SILVER STAR’S RESPONSES IN RED

October 14, 2025

Dear Shareholder,

With the shareholder meeting rapidly approaching, this is your final opportunity to vote for the return of your capital. Silver Star's recent meeting on October 6th and communications are filled with false and misleading statements designed to confuse and delay.

The October 6th presentation to shareholders included the Executive Committee of the Board, key Executives and Outside Counsel. The material presented and discussed was thorough and detailed including almost two hours of discussion that included quotes from a judge and information filed with the courts and the SEC. In this prolonged dispute the only Al Hartman has been found by a Judge to have been dishonest and to be expected to act in a dishonest and inappropriate manner with respect to an annual meeting.

It's time to set the record straight.

A Track Record You Can Trust vs. A Record of Failure

Our Proven Performance

When I led this company, we delivered results:

•#1 Ranked by Stanger for consistent performance across all REITs

Silver Star’s Response: Stanger only ranks non-publicly traded REITs. The rankings are based upon a combination of distributions and capital appreciation since there is no public market for the stock. Hartman kept making excessive distributions until he finally couldn’t. Hartman made excessive distributions at the cost of adequate repairs, maintenance, updates and replacements for the properties. The NAV used by Hartman did not include any inspections of the properties, so the properties condition (e.g., major repairs) was not considered and unbooked liabilities were ignored.

•Highest Net Promoter Score (NPS) in the industry for tenant satisfaction with a score of over 70%, which is equivalent to Ritz-Carlton’s and majority of tenants wanted to renew with us

Silver Star’s Response: Net Promoter Score (NPS) was determined at the direction of Hartman. The true test of tenant satisfaction should include tenant retention, which was poor under Hartman as he has avoided providing this data.

•20 years of uninterrupted distributions - a stable, well-managed company that prioritized shareholders

Silver Star’s Response: The Company started in 2010 and raised its first money (approximately $44 million) by April 2013 and raised approximately $137 million by the middle of 2016. Distributions were excessive and were made in such amounts that repairs, maintenance, updates and replacements for the properties were always secondary, and in many instances ignored. Distributions were made in part from the capital from selling shares. Distributions were first reduced by 50% and then eliminated while Hartman was running the Company. Hartman also left the Company in default on its debt, which, in effect, eliminated further distributions.
•$12-13 million invested annually in capital improvements to enhance property values

Silver Star’s Response: The Company had high turnover of tenants during Hartman’s tenure. As a result, and to lure new tenants, during such time the Company spent significant sums on tenant improvements. This generally involved cosmetic items (tile, wall coverings, common area carpets, etc.). Many significant items that had problems were deferred or temporarily made operable with, in effect, band aids – this included building/property infrastructure (roofs, HVAC, elevators, fire safety, etc.) where he consistently underinvested. The claim is not that there were no such expenditures, but that they were only made upon a complete system failure which hurt and upset the tenants. Investment in essential infrastructure was less than 25% of Hartman’s claimed amount.

As David Strickland states, “When I started with the company in 2017 as a construction manager for Hartman Properties, I was not aware of any significant capital expenses being made for essential property infrastructure, including roofs, HVAC, elevators and fire safety systems. In most cases, when capital improvements were performed at any of the properties, the construction department was tasked with either leading the projects or assisting the property management team and/or engineering to ensure all aspects of project management were covered.

The only times I was truly aware of large-scale capital repairs, equipment replacements, or building improvements were following destructive events, such as Hurricane Harvey or windstorms that hit the DFW properties.

The majority of capital expenditures I observed were for tenant improvements or enhancements to common areas, not for general capital investments of the magnitude that has been claimed for essential property infrastructure.

Since Hartman’s departure, most of our expenses have focused on repairs due to a lack of funds for newly installed equipment. It is also important to note that all contracts required approval from Hartman’s leadership, which further limited discretionary capital spending.

Based on my involvement and direct experience, I did not witness budgeted or periodic capital investments of the scale claimed, only those as a response to extraordinary events, like system failures, hurricane damage or essential repairs.”

David Wheeler elaborates, “Hartman historically allocated insufficient capital to maintenance, repair, update and replacement of key property infrastructure. This primarily included roofs, elevators and HVAC systems. Capital allocation to essential property infrastructure was primarily reactive to failure and not preemptive in a manner that kept key systems operating well enough for tenant satisfaction sufficient to provide necessary tenant retention. Hartman maintained an oversized maintenance staff so that obsolete and failing property systems could have extended but unreliable life.”

•30+ engineers and 6 engineering managers ensuring Class-A property conditions portfolio-wide

Silver Star’s Response: Hartman had a large staff of handy men to avoid the significant costs of properly repairing and maintaining the properties, which included updates and replacements as reasonably needed. So, the 30+ repairmen were constantly providing band aids, tape, etc. to obsolete and failing systems (HVAC, elevators, fire safety, roofs, etc.). Excessive efforts were spent on keeping such band aids as cheap as possible to have the systems limp on systems until failure. This resulted in unhappy tenants with the constant disruptions from such band aids which, occasionally, resulted in no service.

•August 2022: Submitted a detailed plan to the Board 15 MONTHS before loan expiration with a clear strategy of selling assets and reducing debt

Silver Star’s Response: The date of the letter is a year after the Board told Hartman to GET THE REFINANCING DONE. August 2022 was almost 3 months after a nearly achieved refinancing FAILED. Way too little – way too late. As the Board discovered later, Hartman was unable to complete a refinancing due to his unrealistic valuations he put on the properties. He disputed this with reputable outside real estate firms. Ultimately, there was a significant reduction reported in such values. Hartman also had the Company in default on its major loan, which resulted in a cash trap. The properties were pledged on the loan and any sale would require consent. For example, we had a property teed up for closing in January and did not receive servicer approval for at least three months. Due to the default, it took the loan servicer almost six months after his departure to approve the 1st sale. Hartman did not have the Company sell any operating properties for over four years prior to his departure. Hartman’s strategy, using his outrageous values, was, in effect, too little too late due to the default, the impending maturity and the status of any possible refinance since he thwarted and avoided that by insisting on his unreasonable values. During August 2022 (when he sent letter to the board) Hartman was taking an improper/unapproved distribution when shareholders were receiving none.

See our August 2022 letter to the Board

Current Management's Catastrophic Failures

Since taking control in 2022, the current Board has systematically destroyed shareholder value:

Operational Collapse:

•Fired engineers and property management - staff that maintained these properties for years were virtually eliminated.

Silver Star’s Response: The Company has sold most of the properties. Does Hartman actually believe that the Company should keep all of its repairmen? Some were transferred to our third-party property manager (Transwestern).

•Also went from 6 engineering managers to just one engineering manager.

Silver Star’s Response: Reductions were done in a reasonable business-like manner to reflect the reduction in the number of properties owned by the Company. Senior engineers were present with Transwestern – some picked up from Silver Star and some already on Transwestern’s platform.

•There is no one with operational experience across the executive team.

Silver Star’s Response: The executive team has over 40 years of combined experience with the Company or other Hartman companies. In addition, the current CEO has significant experience with REITs and real estate.

•Slashed capital improvement budget from $12-13 million annually to approximately $1 million.

Silver Star’s Response: Due to Hartman’s cash trap the Company no longer had cash available for significant capital improvements. The capital expenditures took the form of cash set asides at closings or price reductions to reflect to lack of maintenance, updates and replacements during Hartman’s tenure.

•Eliminated all leasing staff and replaced them with a third-party leasing firm with a negative NPS score, and also leaving some properties without leasing coverage at all

Silver Star’s Response: Transwestern is a national firm that is involved with billions of dollars of real estate.

The Result: Properties in Free Fall

Look at what happened to occupancy rates after they took over:

Silver Star’s Response: When your air conditioning goes out over and over during a Texas summer in an office building, word spreads quickly. When your windows leak, word spreads quickly. When your roof leaks, word spreads quickly. When your elevators don’t work, word spreads quickly. People have choices. Hartman left with the Company in a cash trap. In other words, the Company had to beg the lender for money that the lender considered their money. Cash was not available for the millions of dollars in updates and replacements left behind by Hartman. In addition, many unbooked and significantly overdue liabilities and payables required available cash. The Company had significant tenant dissatisfaction due to Hartman’s band aid approach.

Catastrophic Value Destruction:

Your investment has plummeted from $12 per share to $4 or less under current management.

Silver Star’s Response: The $12 per share was based upon Hartman’s unreasonable valuations that he fought for during 2022 with potential lenders for the refinance. $12 per share at the end of 2021 was based on Hartman’s real estate value of $732 million and an NAV of $412 million. If those numbers had been correct, the Company most likely could have refinanced its debt without a problem. The same real estate at the end of 2022 was valued at $550 million (without an inspection). Any lender or buyer would do a thorough examination of the properties. That $182 million difference by itself is equal to more than $5 per share. Taking into consideration, (i) the repairs, updates and replacements that were later discovered in the sales process, (ii) unbooked liabilities, and (iii) substantial costs of Hartman’s lis pendens, the resulting bankruptcy and all of Hartman’s litigation after his failed greenmail attempt the value has plummeted. The actual amount is likely substantially less than thirty cents ($.30) per share based on the currently outstanding shares (i.e., approximately 185 million) without including the actual costs of the liquidation, which could be an additional ten to twenty cents ($.10 - $.20) a share. Allen Hartman will tell you that the value of real estate and what you can sell it for aren’t the same. Well, that is painfully true. Hartman admitted that assets needed to be sold but he did not do that. Was the NAV Hartman claimed to have achieved ever real? This is a matter that the Company’s lawsuit against Hartman intends to find out.

When I reference per share values or returns, I am basing on shares outstanding prior to the incumbent Board’s trigger of their two poison pills and selective issuance of a total of six shares for every share held prior to the first pill trigger to certain shareholders.

Silver Star’s Response: Up to this point, Hartman had continuously misled the shareholders with his impossible amount. However, just considering the original shares, without the pill approved by the Court, Hartman’s promise of $5 or $6 per share is outrageous.

The Walgreens Disaster: A Case Study in Mismanagement

Current management made a fundamental real estate blunder that defies basic industry logic:

What They Did:

•Purchased Walgreens properties already in default from Benefit Street Partners
•Used 100% financing - no equity cushion whatsoever
•Took a 1-year loan on distressed assets
•When the loan came due, Benefit Street Partners posted the properties for foreclosure
•They paid 19% interest to buy assets generating only 3-4% cap rates

Silver Star’s Response: The Walgreens properties were all in operation and current on the related leases and were not distressed assets. The actions by the creditor had a direct relation to the Hartman threats, the litigation and the distinct possibility of a liquidation. The net operating income yield (net operating income divided by purchase price) is about approximately 6.2%. The Walgreens loan was a 6% fixed rate interest only term loan. The properties are not under threat of foreclosure today. The Company has made all applicable monthly payments for the related loans and is currently refinancing the debt with the knowledge of the lender. In our October 6 presentation to shareholders, we shared this: “The acquisition of the net lease portfolio represents an interim step in the self-storage pivot strategy, the means to an end. The Walgreens assets were acquired by exchange in connection with sale of several legacy office properties. The exchanges were structured as 1031 tax-free exchanges in order to avoid current tax liability associated with gains on asset sales. The Walgreens assets can be held or exchanged later for self-storage assets. In the meantime, the net lease investment is a relatively safe and relatively low risk investment.” To our knowledge the Walgreens properties have not been posted for foreclosure.

This is Real Estate 101. The math doesn’t work. It never did.

We were notified last week that one of the self-storage properties is now posted for foreclosure.

The applicable property has not missed a payment on its loan. No foreclosure is scheduled.

The solution? Sell immediately to pay down expensive debt and return cash to shareholders.

Silver Star’s Response: To our knowledge, no self-storage property has been posted for foreclosure. This is just nonsense. Once the public knows that we must conduct a liquidation under Court order whatever we have now will be gone. Little, if anything will be available for the shareholders.

Upon an announcement of a court ordered liquidation, it should be expected that the creditors of the Company will pursue any and all actions and rights to protect their rights in the properties of the Company, including, without limitation, any rights to declare a default and pursue a foreclosure of the property.

Silver Star’s Latest False Statements

During their recent shareholder call, Silver Star's attorney made several demonstrably false claims. Let's address some of them directly:

Silver Star’s Response: It is very, very important to note that while Hartman is picking some minor issues to distort below, he has completely ignored the most damaging information from our attorney, Walt Taylor. This is the saga regarding two properties named Colony Retail Center and Ashford on the Bayou. We will use actual quotes from Mr. Taylor’s presentation—

“So in 2018 Silver Star had more than $20 million left after refinancing a $259 million portfolio loan that $20 million was supposed to be used to maintain the buildings in Silver Star’s portfolio and benefit you, the Silver Star shareholders.”

“Instead, Mr. Hartman concocted a scheme to use Silver Star’s funds to finance two other business ventures on which he and his entities would exclusively profit. In short, Mr. Hartman started a side business for himself with Silver Star’s resources without Board approval.”

FALSE CLAIM #1: "The judge denied Hartman's books and records request"

THE TRUTH: This is absolutely false. Under Maryland law, shareholders have statutory rights to access corporate books and records. We have made the request, and the judge did NOT deny this right. This is a matter of public record in Maryland court. We have asked Silver Star for the records at least 10 times in our letters.

Silver Star’s Response: The actual quote from the transcript is as follows – “Mr. Hartman received all the books and records he was legally entitled to under the ruling of the Maryland Circuit Court. His claim for more was dismissed.”

Misleading is always more difficult than a lie – the Judge did not have to deal with Hartman’s request since his claim was dismissed with prejudice prior to the trial.

FALSE CLAIM #2: "Hartman loaned money to another entity without board approval"

THE TRUTH: The loan WAS approved by the Board and was paid back with interest and was a good use of excess capital for Silver Star. Meanwhile, vREIT XXI loaned $15 million to Silver Star with the Board's knowledge, and Silver Star has refused to pay it back.
They're talking out of both sides of their mouth - claiming we made an unauthorized loan while they refuse to repay an authorized one.

Silver Star’s Response: This one is particularly troublesome. Hartman does not deny the loan was made. We will provide the actual quote.

“The Board asked Mr. Hartman for more time to review his proposal; instead of waiting for Board approval, though, Mr. Hartman pushed forward and directed Silver Star to make unsecured loans to his own two new Hartman companies so they could make down payments on the purchases of Ashford on the Bayou and the Colony, in total amount of $11 million, and without telling the Board, Mr. Hartman had Silver Star guarantee the full amount of the loans taken out by his companies to purchase the properties.”

FALSE CLAIM #3: "Everything in Maryland Court was dismissed"

THE TRUTH: We won on the claims in Maryland Court requiring this annual meeting.

That's why we're having this election. The court ordered Silver Star to hold this vote!

Silver Star’s Response: The actual quote – “Most of Mr. Hartman’s claims were dismissed. The one item he “won” was related to an election your executive committee was already offering. This legal battle brings you to a binary choice between immediate liquidation and the Company’s plan.”

Since Hartman brought up the Maryland case we will include additional quotes from the Judge (Anthony F. Vittoria).

“The Court found Plaintiff [Hartman] to have general credibility issues stemming from instances in which Plaintiff [Hartman] had been shown to be dishonest…”

“…Plaintiff [Hartman] (1) admitted that he had lied…”

“…the Defendants [Silver Star] reasonably believed that they could not trust Plaintiff [Hartman] to act honestly and appropriately at the annual meeting in light of the fact that he admitted to bending the truth and improperly using the judicial process to seek leverage over the Defendants [Silver Star].”

These are not mistakes or miscommunications. These are outright, bold-faced lies.

The Choice Has Never Been Clearer

Current Management's Record:

•Fired operational staff
•Slashed capital improvements by 90%
•Value dropped from $12 to about $4 per share
•Purchased distressed assets with 3-4% returns from a lender who charged them 19% interest so they could purchase properties
•Properties now in foreclosure

Silver Star REIT: See above, but Judge Vittoria’s independently determined opinion of Hartman must be remembered here – dishonest – lied – inappropriate.

Our Commitment:
•Return capital directly to shareholders
•Transparent and strategic liquidation plan
### End of Hartman Letter

Media Contact:
📧  press@silverstarREIT.com
Investor Relations Contact:
📧  investorrelations@silverstarREIT.com
📞 877-734-8876

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The Company has filed with the SEC a definitive proxy statement on Schedule 14A on May 29, 2025, containing relevant documents with respect to its solicitation of proxies for the Company’s 2025 Annual Meeting. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. In accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-6 promulgated thereunder, to the extent that any information contained in this Proxy Statement Supplement modifies, supersedes, or supplements the disclosures set forth in the Company’s definitive Proxy Statement filed with the Securities and Exchange Commission on May 29, 2025, such information shall be deemed to so modify, supersede, or supplement—and shall be incorporated by reference into—that Proxy Statement as of the date hereof. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by the Company free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company are also available free of charge by accessing the Company website at www.silverstarreit.com.
Participants in the Solicitation
Silver Star and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the 2025 Annual Meeting. Information regarding Silver Star’s directors and executive officers is contained in the definitive proxy statement. As of June 20, 2025, the Silver Star Executive Committee and current directors, and executive officers beneficially owned approximately 3,517,313 shares, or 1.89%, of Silver Star common stock. Additional information regarding the interests of such participants is included in the definitive proxy statement and is available free of charge at the SEC’s website at www.sec.gov.

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Forward-Looking Statements: This message contains a number of forward-looking statements. Because such statements include a number of risks, uncertainties, and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements, and investors should not place undue reliance on any such statements. Forward-looking statements can often be identified by words such as “draft”. “pro forma”, “continues,” “can,” expect,” “intend,” “will,” “anticipate,” “estimate,” “may,” “plan,” “believe” and similar expressions, and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations its annual report on Form 10-K can be completed and publicly filed; the Company’s expectations and beliefs regarding the Hartman litigation; the timing and ultimate resolution of the various litigation, fight for corporate control and other matters involving Hartman; the continued execution of the Company’s strategy of pivoting into the self-storage space; the Company’s view of the future of self-storage; the Company’s view of the future performance of any specific asset or all assets of the Company; the Company’s view of the potential future share price of the common stock; the Company’s continual evaluation of its legacy assets in order to maximize shareholder value; the Company’s policy to not dispose of any asset for less than its maximum determinable value and to maximize earnings and value; the implications to the Company of the assignment of an OTC trading symbol for its common stock; whether the Company may be subject to certain FINRA rules; any actions the Company may need to take to comply with any FINRA rules; the Company’s continual evaluation of various options to provide greater shareholder liquidity, including its intention to seek listing of its common stock on a securities exchange or admission to over-the-counter trading, a public offering, a listing of the common stock on an exchange or admission to OTC trading without a public offering, and merger and/or acquisition opportunities; the Company’s belief that further legal action could ensue to unwind the issuance of common shares under the Rights Plan if Hartman prevails in his efforts to set aside or invalidate the Rights Plan or to cause the dilutive issuance of additional common shares to Hartman, as well as any further action Hartman may take to prevent other Company shareholders from receiving benefits under the Rights Plan. None of the foregoing are guarantees or assurances of future outcomes or results and all are subject to numerous risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statement. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this material. Forward-looking statements in presentations and press and news releases speak only as of the date on which such statements were made, and the Company undertakes no obligation to update any such statements that may become untrue because of subsequent events. Such forward-looking statements are subject to the safe harbor protection for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.